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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37440

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Estrada Hinojosa and Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1717 Main Street, 47th Floor, Lock Box 47
(No. and Street)

Dallas	Texas	75201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weaver and Tidwell, L.L.P.
(Name – *if individual, state last, first, middle name*)

12221 Merit Drive, Suite 1400	Dallas	Texas	75251
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert A. Estrada, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Estrada Hinojosa and Company, Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RA Estrada
Signature

C.C.O.
Title


BELINDA ANN GARZA
Notary Public, State of Texas
My Commission Expires
November 10, 2015

Belinda Ann Garza
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ESTRADA HINOJOSA & COMPANY, INC.

FINANCIAL REPORT

DECEMBER 31, 2012

CONTENTS



INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Estrada Hinojosa & Company, Inc.
Dallas, Texas

We have audited the accompanying financial statements of Estrada Hinojosa & Company, Inc. which comprise the statement of financial condition as of December 31, 2012, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements that are filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

AN INDEPENDENT
MEMBER OF BAKER TILLY
INTERNATIONAL

WEAVER AND TIDWELL LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS
WWW.WEAVERLLP.COM

DALLAS
12221 MERIT DRIVE, SUITE 1400, DALLAS, TX 75251
P:(972) 490 1970 F:(972) 702 8321

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Estrada Hinojosa & Company, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, III, IV and V is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

Dallas, Texas
February 28, 2013

ESTRADA HINOJOSA & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

Assets		
Cash	$	2,683,594
Cash deposits with clearing organization		1,025,000
Receivable from brokers and dealers		226,370
Marketable securities		1,034,862
Securities owned, at fair value		3,453,594
Accrued interest		2,196
Due from shareholder		15,000
Trade receivables		532,431
Other receivables		55,844
Furniture, fixtures and equipment, at cost, less accumulated depreciation of $302,787		85,466
Prepaid expenses		50,191
Deferred tax asset		118,422
Other assets less accumulated amortization of $80,000		520,000
Total Assets	$	9,802,970
Liabilities and Stockholders' Equity		
Liabilities		
Accounts payable and accrued expenses	$	551,479
Payable to broker-dealers and clearing organizations		3,527,291
Federal and state taxes payable		248,829
Notes payable		423,216
Deferred tax liability		109,994
Total Liabilities		4,860,809
Stockholders' Equity		
Common stock, $.01 par value, 1,000,000 shares authorized, 11,951 shares issued and 11,261 outstanding		120
Additional paid-in capital		289,377
Treasury stock, at cost, 690 shares		(274,992)
Retained earnings		4,927,656
		4,942,161
Total Liabilities and Stockholders' Equity	$	9,802,970

The Notes to Financial Statements are an integral part of this statement.

ESTRADA HINOJOSA & COMPANY, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2012

Revenue	
Underwriting	$ 3,937,741
Financial advisory	7,654,783
Interest and other investment income	28,319
Other income	78
Total revenue	11,620,921
Operating expenses	
Commissions	2,070,466
Clearing costs	11,974
Employee compensation	5,926,511
Office rent	503,662
Depreciation	30,184
Amortization	20,000
Interest expense	80,787
Stock compensation	56,792
Other operating expenses	2,160,097
Total operating expenses	10,860,473
Income before income taxes	760,448
Income tax expense	372,819
Net income	$ 387,629

The Notes to Financial Statements are
an integral part of this statement.

ESTRADA HINOJOSA & COMPANY, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2012

	Common Stock $.01 Par Value	Additional Paid-in Capital	Treasury Stock	Retained Earnings	Total
Balance, December 31, 2011	$ 120	$ 289,377	$ (197,277)	$ 4,603,800	$ 4,696,020
Purchase of treasury stock from shareholder	-	-	(318,832)	-	(318,832)
Issuance of stock to employees, including $56,792 stock compensation expense	-	-	241,117	(63,773)	177,344
Net income	-	-	-	387,629	387,629
Balance, December 31, 2012	$ 120	$ 289,377	$ (274,992)	$ 4,927,656	$ 4,942,161

The Notes to Financial Statements are an integral part of this statement.

ESTRADA HINOJOSA & COMPANY, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2012

Cash flows from operating activities		
Cash received from customers	$	12,981,736
Cash paid to suppliers and employees		(7,571,481)
Interest received		28,397
Interest paid		(80,787)
Taxes paid		(339,107)
Net cash provided by operating activities		5,018,758
Cash flows from investing activities		
Purchase of marketable securities		(4,488,456)
Capital expenditures		(2,061)
Net cash used in investing activities		(4,490,517)
Cash flows from financing activities		
Purchase of treasury stock		(318,832)
Sale of treasury stock		120,552
Payments of long-term notes payable		(4,707)
Net cash used in financing activities		(202,987)
Net increase in cash and cash equivalents		325,254
Cash and cash equivalents at beginning of year		3,383,340
Cash and cash equivalents at end of year	$	3,708,594
Reconciliation of net income to net cash provided by operating activities		
Net income	$	387,629
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation		30,184
Amortization		20,000
Stock compensation		56,792
Decrease in receivables		396,343
Increase in accrued interest		313
Increase in prepaid expenses		(12,643)
Decrease in accounts payable and accrued expenses		(413,419)
Increase in in payable to broker-dealers and clearing organizations		3,527,291
Decrease in investments		992,556
Increase in income taxes payable		24,622
Increase in deferred income taxes		13,448
Net cash provided by operating activities	$	5,018,758
RECONCILIATION OF CASH AND CASH EQUIVALENTS ON THE STATEMENT OF CASH FLOWS TO THE STATEMENT OF FINANCIAL CONDITION:		
Cash	$	2,683,594
Cash deposits with clearing organization		1,025,000
Cash and cash equivalents at end of year	$	3,708,594

The Notes to Financial Statements are an integral part of this statement.

ESTRADA HINOJOSA & COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Estrada Hinojosa & Company, Inc. (the Company) is a municipal securities dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is a Texas Corporation.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Concentration of Credit Risk

The Company maintains its cash at its clearing correspondent broker dealer and in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Basis of Presentation

The Company is engaged in investment banking services which comprises several classes of services, including underwriting activities, financial advisory services, placement agent services, registered investment advisory services, continuing disclosure submission services, and secondary market sales.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable

Receivables from brokers and dealers and other receivables are reported in the statement of financial condition at outstanding principal adjusted for any charge offs. An allowance for doubtful accounts is recognized by management based upon a review of specific customer balances, historical losses (bad debts) incurred and general economic conditions. As of December 31, 2012, the Company had no accounts that management believes were doubtful of being collected.

Equipment

Depreciation expense is computed using the straight-line method over an estimated useful life of seven years.

Other assets

Other assets include the purchase price of seat licenses for a professional sports team. The licenses are being amortized over a period of thirty years.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Revenue Recognition

Revenues from the Company's investment banking operations include fees for financial advisory services and underwriting activities and gains and losses on secondary market sales.

Financial advisory fees are recorded on the date of closing. In addition, the Company occasionally acts as a co-financial advisor in which a joint financial advisory relationship exists between the Company and a municipality, as well as between another dealer and the municipality to provide financial advisory services. Co-financial advisor fees are recorded when earned.

Underwriting fees, including management fees and fees for group or designated orders in connection with a specific bond issue are recorded on the date of closing, net of syndicate expenses arising from a bond issuance in which the Company participates as a syndicate member. In the instance where the Company is the designated senior-managing underwriter, underwriting fees in connection with a specific bond issue are recorded on trade date.

Secondary market sales of municipal securities held arising from unsold balances in connection with a specific bond issue, including gains and losses resulting from such transactions, are recorded on trade date.

Fees for placement agent services, registered investment advisory services, and continuing disclosure submission services are recorded when earned.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to temporary or permanent differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities, if any, represent the future tax return consequences of those differences, which will be taxable or deductible when the assets and liabilities are recovered or settled. The measurement of deferred tax assets is reduced by a valuation allowance if, based on available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. Management fully expects to utilize the deferred tax assets recorded and no allowance has been reflected in the financial statements.

The Company recognizes and measures any unrecognized tax benefits in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, "Income Taxes". Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Income Taxes – Continued

The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

As of December 31, 2012, the Company, using that guidance, has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. For federal and state taxes, as of December 31, 2012, the Company's fiscal years 2009 through 2011 remain subject to examination.

Statement of Cash Flows

For purposes of the statement of cash fows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

NOTE 3. FAIR VALUE

Fair Value Measurement

FASB ASC 820 "Fair Value Measurement Disclosure", defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs: inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs: inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs: are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset.

ESTRADA HINOJOSA & COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 3. FAIR VALUE – CONTINUED

Fair Value Measurement – Continued

At December 31, 2012, marketable securities classified as Level 1 in the fair value hierarchy had a fair value of $1,034,862. Marketable securities consist of mutual funds. The Company utilizes quoted market prices of the mutual funds to value its marketable securities. Such marketable securities are generally classified in Level 1 of the fair value hierarchy. For marketable securities, the unrealized gain as of December 31, 2012 on these marketable securities was $19,668 and is included in net income.

At December 31, 2012, securities owned, at fair valued were classified as Level 1 in the fair value hierarchy and had a fair value of $3,453,594. Securities owned, at fair value consist of underwritten bond issues which did not sell out but which will be sold in the secondary market. Such securities owned are generally classified in Level 1 of the fair value hierarchy. The unrealized loss of $73,696 and is included in net income December 31, 2012 on these securities owned at fair value.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2012.

Fair Value Measurements on a Recurring Basis
As of December 31, 2012

Assets	Level 1	Level 2	Level 3	Netting and Collateral	Total
U.S. Government and agency	$ 3,453,594	$ -	$ -	$ -	$ 3,453,594
International bond fund	421,005	-	-	-	421,005
Short term bond fund	613,857	-	-	-	613,857
TOTALS	$ 4,488,456	$ -	$ -	$ -	$ 4,488,456

ESTRADA HINOJOSA & COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 4. RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2012, consist of the following:

	Receivable	Payable
Deposits for securities borrowed/loaned	$ 1,000,000	$ -
Receivables from and payables to broker-dealers and clearing organizations	226,370	3,527,291
Other	25,000	-
	$ 1,251,370	$ 3,527,291

The Company clears all customer transactions through another broker-dealer on a fully disclosed basis. The amount payable to the clearing broker relates to the aforementioned transactions and is collateralized by securities owned by the Company.

NOTE 5. FURNITURE, FIXTURES AND EQUIPMENT

Furniture, fixtures and equipment consists of the following at December 31, 2012:

Computer equipment and software	$ 268,193
Furniture and fixtures	75,702
Leasehold improvements	44,358
	388,253
Accumulated depreciation	(302,787)
Furniture, fixtures and equipment, net	$ 85,466

ESTRADA HINOJOSA & COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 6. LONG-TERM DEBT

Long-term debt at December 31, 2012 consists of the following:

Note payable to an entity in 30 equal annual payments of $40,000 including 8.15% interest beginning March, 1 2009 and ending January 1, 2039.	$	423,216
	$	423,216

Future payments under long-term debt as of December 31, 2012 are as follows:

Year Ending December 31		
2013	$	5,096
2014		5,516
2015		5,971
2016		6,463
2017		6,996
Thereafter		393,174
	$	423,216

NOTE 7. COMMITMENTS AND CONTINGENCIES

The Company has obligations under operating leases with initial noncancelable terms in excess of one year. Aggregate annual rentals for office space at December 31, 2012, are listed as follows:

Year Ended December,31		Total
2013	$	383,613
2014		267,674
2015		97,396
2016		43,832
2017		44,607
Thereafter		18,817
	$	855,939

NOTE 7. COMMITMENTS AND CONTINGENCIES – CONTINUED

Certain leases contain renewal options and escalation clauses. Rent expense for the year ended December 31, 2012, was $503,662 and is included in the Rent expense line item on the Statement of Income.

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that are open at December 31, 2012, and were subsequently settled had no material effect on the financial statements as of that date.

NOTE 8. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1; and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2012, the Company had net capital of $3,355,476, which was $3,035,741 in excess of its required net capital of $319,735. The Company's net capital ratio was 1.43 to 1.

NOTE 9. INCOME TAX EXPENSE

Income tax expense consists of the following at December 31, 2012:

Federal:	
Current	$ 331,296
Deferred	(9,090)
State:	
Arizona	508
California	2,140
Florida	124
Illinois	3,571
New York	1,920
Texas	42,350
Total tax expense	$ 372,819

Current income tax expense differs from the tax computed by applying the federal statutory rates to income before taxes principally because of state income taxes and non-deductible expenses for tax purposes, and differences between the estimated tax and the paid amount in the prior year.

NOTE 9. INCOME TAX EXPENSE – CONTINUED

Components of the net deferred tax asset (liability) are as follows at December 31, 2012:

Deferred tax assets resulting from:		
Unrealized losses on securities	$	46,540
Non deductible business expense		71,882
Total deferred tax asset	$	118,422
Deferred tax liability resulting from:		
Stock compensation	$	(79,611)
Property and equipment		(30,383)
Total deferred tax liability	$	(109,994)

NOTE 10. RETIREMENT PLAN

Effective January 1, 2002, the Company adopted a 401(K) retirement plan that covers all employees that complete a minimum of six months of service. Eligible employees may contribute any amount to the plan, up to the statutory maximum permitted. Each year, the Company has the discretion to make a non-elective contribution to the accounts of each employee eligible to participate in the plan. The Company's contribution to the plan for 2012 was $170,758.

NOTE 11. RELATED PARTY TRANSACTIONS

The Company advanced $30,000 to a company partly owned by the majority shareholders of Estrada Hinojosa. The purpose of the advance was to provide resources to support upcoming services. The funds will be returned to the Company upon the associated company receiving compensation for their services. As of December 31, 2012, $15,000 remains outstanding.

The Company rents a property in South Padre Island, Texas from an affiliate related through common ownership. Total included in rental expense was $87,000 for the year ended December 31, 2012.

NOTE 12. STOCK REPURCHASE AGREEMENT

During 2011, the Company entered into a stock repurchase agreement with a current shareholder. The agreement includes three installments. The first installment was executed in December 2011 for 1,350 shares at $399 per share. The Company paid half of the agreed price prior to December 31, 2011, and the remainder subsequent to year-end. The second installment was executed on July 13, 2012, for 500 shares at $399 per share. The third installment was executed on December 14, 2012, for 300 shares at $399 per share.

NOTE 12. STOCK REPURCHASE AGREEMENT – CONTINUED

The Company adopted an employee stock purchase plan in order to offer the 2,150 shares to various key employees. During 2011, 855 shares were purchased by employees at $199 per share for a total of $170,376. During 2012, 605 shares were purchased by employees for a total of $120,558. The employee stock purchase plan includes a provision that if employment is terminated within three years of the purchase date (vesting period), the stock must be sold back to the Company at the lesser of the price paid by the employee or the book value per share at the termination date. Therefore, the compensation expense related to the sale of the 1,460 shares at a discount will be amortized over the next three years for each installment. No amortization was recognized in 2011, and $56,792 in amortization was recognized in 2012.

NOTE13 . SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 28, 2013, which is the date the financial statements were available to be issued, and determined that no events have occurred subsequent to December 31, 2012 that warrant disclosure.

SUPPLEMENTARY INFORMATION

ESTRADA HINOJOSA & COMPANY, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE ACT
DECEMBER 31, 2012

NET CAPITAL		
Total stockholders' equity		$ 4,942,161
Deduct stockholders' equity not allowable for net capital		
Total stockholders' equity qualified for net capital		4,942,161
ADD:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		
B. Other (deductions) or allowable credits		
Total capital and allowable subordinated liabilities		4,942,161
DEDUCTIONS AND/OR CHARGES		
A. Non-allowable assets		
Other receivables	$ 481,965	
Other assets	715,809	
Furniture, fixtures and equipment, net	85,466	
B. Secured demand note deficiency		
C. Commodity futures contracts and spot commodities - proprietary capital charges		
D. Other deductions and/or charges		1,283,240
Net capital before haircuts on securities positions		3,658,921
HAIRCUTS ON SECURITIES POSITIONS		
A. Contractual securities commitments		
B. Deficit in securities collateralizing secured demand notes		
C. Trading and investment securities		
1. Exempt securities	210,307	
2. Debt securities		
3. Options		
4. Other	93,138	
D. Undue concentration		
E. Other		303,445
NET CAPITAL		$ 3,355,476

ESTRADA HINOJOSA & COMPANY, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE ACT - CONTINUED
DECEMBER 31, 2012

AGGREGATE INDEBTEDNESS	
Total liabilities from statement of financial condition (net of deferred income taxes)	$ 4,796,020
ADD:	
A. Drafts for immediate credit	
B. Market value of securities borrowed for which no equivalent value is paid or credited	
C. Other unrecorded amounts	
Total aggregate indebtedness	$ 4,796,020
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 319,735
Minimum dollar net capital requirement	$ 100,000
Net capital requirement (larger of above)	$ 319,735
Excess net capital	$ 3,035,741
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 2,875,874
Percentage aggregate indebtedness to net capital	143
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	N/A

ESTRADA HINOJOSA & COMPANY, INC.
SCHEDULE II
RECONCILIATION PURSUANT TO RULE
RULE 17a – 5(d)(4)
DECEMBER 31, 2012

Net capital per unaudited 11A Focus Report, as reported December 31, 2012	$	3,355,476
Net capital, per Schedule I	$	3,355,476

ESTRADA HINOJOSA & COMPANY, INC.
SCHEDULE III – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE ACT
DECEMBER 31, 2012

No reserve requirement is required since the Company, as an introducing broker/dealer, cleared all transactions with and for its institutional customers on a fully disclosed basis with a clearing correspondent broker/dealer which carries all of the institutional customer accounts and maintains and preserves books and records pertaining to such transactions as are customarily made and kept by a clearing broker/dealer pursuant to the (k)(2)(ii) exemption under Rule 15c3-3 of the Securities and Exchange Act of 1934. The conditions of exemption from Rule 15c3-3 were being complied with at December 31, 2012, and during the year then ended.

ESTRADA HINOJOSA & COMPANY, INC.
SCHEDULE IV – INFORMATION RELATING
TO POSSESSION OR CONTROL REQUIRMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE ACT
DECEMBER 31, 2012

Possession or control of securities is not maintained by the Company and the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

ESTRADA HINOJOSA & COMPANY, INC.
SCHEDULE V – SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION
DECEMBER 31, 2012

The Company has no segregation requirements or funds in segregation since the Company, as an introducing broker/dealer, does not carry security accounts for customers or perform custodial functions relating to customer securities and is exempt pursuant to the (k)(2)(ii) exemption under Rule 15c3-3.



INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE ACT RULE 17a-5

Board of Directors
Estrada Hinojosa & Company, Inc.
Dallas, Texas

In planning and performing our audit of the financial statements of Estrada Hinojosa & Company, Inc. (the Company) as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.
4. Maintaining the reserve required by Rule 15c3-3(e).

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies, and communicated them in writing to management and those charged with governance on February 28, 2013.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

Dallas, Texas
February 28, 2013



INDEPENDENT AUDITOR'S REPORT ON APPLYING AGREED UPON PROCEDURES RELATED TO THE SECURITIES INVESTORS PROTECTION CORPORATION ASSESMENT RECONILIATION

To the Board of Directors and Stockholders
Estrada Hinojosa & Company, Inc.
Dallas, Texas

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Estrada Hinojosa & Company, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Agreed the listed assessment payments in Form SIPC-7 to respective cash disbursement entries in the general ledger and copies of checks without exception.

2. Agreed the total revenues reported on the audited Form X-17A-5 for the year ended December 31, 2012 to the total revenues reported in Form SIPC-7 for the year ended December 31, 2012 without exception.

3. Noted no adjustments reported in Form SIPC-7.

4. Footed the Form SIPC-7 and the related schedules and working papers without exception.

5. Noted no overpayment applied to the current assessment on Form SIPC-7.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

AN INDEPENDENT
MEMBER OF BAKER TILLY
INTERNATIONAL

WEAVER AND TIDWELL LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS
WWW.WEAVERLLP.COM

DALLAS
12221 MERIT DRIVE, SUITE 1400, DALLAS, TX 75251
P:(972) 490 1970 F:(972) 702 8321

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

Dallas, Texas
February 28, 2013

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2012

(Read carefully the instruction in you working copy before completing this form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

SIPC-7
(33-REV 7/10)

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Estrada Hinojosa & Company Inc
47th Floor LB 47
1717 Main ST
Dallas, Texas 75201-4612

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2]	$ 28,707
B. Less payment made with SIPC-6 filed (exclude interest) 7/27/2012 Date Paid	11,265
C. Less prior overpayment applied	-
D. Assessment balance due or (overpayment)	17,442
E. Interest computed on late payment (see instruction E) for days at 20% per annum	
F. Total assessment balance and interest due (or overpayment carried forward)	$ 17,442

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ -

H. Overpayment carried forward ______

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Estrada Hinojosa & Company, Inc.
(Name of Corporation, Partner ship or other organization)

(Authorized Signature)

President and CEO
(Title)

Dated the 26 day of February, 2013.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Item No.	Amounts for the fiscal period beginning 1/1/2012 and ending 12/31/12 **Eliminate cents**
2a, Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 11,620,921
2b, Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above,	
(2) Net loss from principal transactions in securities in trading accounts,	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a,	
(5) Net loss from management of or participation in the underwriting or distribution of securities,	
(6) Expenses other than advertising, printing, registration lees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities,	
(7) Net loss from securities in investment accounts,	
Total additions	$ -
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products,	
(2) Revenues from commodity transactions,	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions,	$ 57,231
(4) Reimbursements for postage in connection with proxy solicitation,	
(5) Net gain from securities in investment accounts,	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date,	
(7) Direct expenses of printing advertising and legal lees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act),	
(8) Other revenue not related either directly or indirectly to the securities business, (See Instruction C):	$ -
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income, $, _ 80,787	
(ii) 40% of interest earned I}II customers securities accounts (40% of FOCUS line 5, Code 3960), $, -------	
Enter the greater 01 line (i) or (ii)	$ 80,787
Total deductions	$ 138,018
2d, SIPC Net Operating Revenues	$ 11,482,903
2e, General Assessment @ .0025	$ 28,707

(to page 1 but not less than $150 minimum)



WEAVER AND TIDWELL LLP
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

WWW.WEAVERLLP.COM

AN INDEPENDENT MEMBER OF
BAKER TILLY
INTERNATIONAL

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